MEDICIS PHARMACEUTICAL CORPORATION
7720 North Dobson Road
Scottsdale, Arizona 85256
December 18, 2009
Via EDGAR and Overnight Delivery
Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Medicis Pharmaceutical Corporation Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 12, 2009 File No.: 001-14471
Dear Mr. Riedler:
          We are responding to the Staff’s comment letter dated December 4, 2009 regarding the review of the above-referenced filing of Medicis Pharmaceutical Corporation (“Medicis” or the “Company”). We have set forth below our responses to the inquiries raised in the letter. For ease of reference, we have included the Staff’s comments in their entirety in bold and italicized text preceding each of our responses.
Annual Report on Form 10-K
Item 1. Business
Our Products, page 4
1.	Please provide a description of the material terms of your license and supply agreements with Q-Med.
          The Company respectfully provides the following description of the material terms of the Company’s license and supply agreements with Q-Med:
•	The license and supply agreements with Q-Med cover the Company’s dermal restorative product lines under the RESTYLANE® and PERLANE® brands (the “Product Lines”).

Securities and Exchange Commission
December 18, 2009

•	Pursuant to the license agreements, Q-Med granted an exclusive license allowing the Company to market, distribute, sell and commercialize the Product Lines in the United States and Canada. The license agreements expire on the later of (i) the expiration of the last licensed patent covering the Product Lines (estimated to be 2017) and (ii) the licensed know-how becoming publicly known.

•	Under the supply agreements with Q-Med, Q-Med has committed to supply the Company with its requirements for the Product Lines and Q-Med has the exclusive right to manufacture the Product Lines for the Company. The supply agreement for RESTYLANE® and PERLANE® branded products expires no earlier than 2013.
          The Company respectfully confirms that it will include in its subsequent filings any updated information about the material terms of its license and supply agreements with Q-Med as developments require.
Research and Development, page 5
2.	Please identify the U.S. company you entered into an agreement with on June 27, 2008. Additionally, describe the dermatologic products and describe the current state of development. Please also provide similar information for the agreements you entered into on October 9, 2007 and June 19, 2006.
          The Company has reviewed the agreements entered into on June 27, 2008, October 9, 2007 and June 19, 2006 together with the disclosure contained in its public filings and has determined that the contracts are not material. These development and license agreements have been entered into by the Company in the ordinary course of business and are of the type ordinarily accompanying the kind of business conducted by the Company. As noted on page 3 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2008,
“[h]istorically, we have supplemented our research and development efforts by entering into research and development agreements with other pharmaceutical and biotechnology companies.” The Company’s business is not “substantially dependent” upon these research and development agreements because the Company believes that they could be terminated, without replacement, without any material impact on the Company. The costs associated with these contracts are immaterial to the Company and the possibility of any material benefits from these contracts is significantly remote at this time.
          As the Company has determined that these contracts are not material, it has decided that it will exclude disclosure pertaining to these agreements in its future filings, until such time, if ever, as the agreements become material to investors. The Company will include disclosure reiterating that, from time to time, the Company will enter into research and development and license agreements for the development of new products and the enhancement of existing products.

Securities and Exchange Commission
December 18, 2009

Manufacturing, page 9
3.	We note your disclosure concerning your outstanding manufacturing supply agreements. Please file your agreements with Contract Pharmaceuticals Limited, Wellspring Pharmaceutical and AAIPharma as exhibits to your annual report, as each appears to be a material contract required to be filed under Item 601(b)(10) of Regulation S-K. Alternatively tell us the basis for your belief that you are nor substantially dependent on these agreements.
           The Company acknowledges the Staff’s comment. The Company will file its manufacturing and supply agreements with Contract Pharmaceuticals Limited, Wellspring Pharmaceuticals and AAIPharma, along with any appropriate requests for confidential treatment, as exhibits to its upcoming annual report.
Raw Materials, page 10
4.	Please identify your sole source suppliers. If you have supply agreements with these parties, please file them as exhibits or tell us the basis for your belief that you are not substantially dependent on these agreements.
          The Company respectfully sets forth below, per the Staff’s request, the information regarding its sole source suppliers and any related supply agreements.
•	Sole Source Supplier: BASF
•	The Company is not a party to a supply agreement with BASF, as the Company purchases the finished product from a third-party manufacturer (Contract Pharmaceuticals Limited, discussed in response to comment 3 above), who separately contracts with BASF for the active ingredient in the product.
•	Sole Source Supplier: Ipsen Ltd.

Securities and Exchange Commission
December 18, 2009

•	The Development and Distribution Agreement with Ipsen Ltd. was filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006.
•	Sole Source Supplier: CU Chemie Uetikon GMBH
•	The Company respectfully submits that its supply agreement with CU Chemie Uetikon GMBH is of the type that ordinarily accompanies the kind of business conducted by the Company. The Company does not believe its business is currently “substantially dependent” on its supply agreement with CU Chemie Uetikon GMBH because the Company derives approximately 5 to 6% of its net revenues from the products to which this agreement pertains.
          The Company confirms that it will continue to disclose in its filings all material information pertaining to its sources and the availability of raw materials and will file all related material agreements.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 29
Components of Compensation, page 34
5.	In your discussion of executive compensation, specifically your tabular disclosure concerning annual performance-based cash bonuses, you provide the subject matter for each objective and how it is weighted in your determinations but do not describe the actual objective. Please expand your disclosure to include further information about the actual objective the Named Executive Officer had to satisfy in order to qualify for that portion of the bonus. To the extent that the objective is quantifiable, your disclosure should also be quantified. Additionally, confirm that your next proxy statements will discuss the extent to which these objectives were achieved.
          The Company respectfully sets forth below expanded disclosure that includes further information about the annual performance-based cash bonus determinations for the Named Executive Officers for fiscal year 2008. The proposed disclosure below is intended to provide an example of the level of disclosure the Company would provide in response to this comment in future proxy statement filings. Please be advised that the individual objectives for fiscal year 2008 were subjective and general in nature and therefore were not quantifiable per se, except to the extent that the weights assigned to categories served as guidelines for relative adjustments. Individual performance reviews can only result in a decrease to the bonus payable based on the Company’s overall financial performance measures, with decreases capped by individual performance category at the assigned percentage. To the extent a review of an executive officer’s performance results in a material reduction to the bonus payable, the Company will provide the individual performance factors considered by the Compensation Committee in making the determination to adjust the bonus amount. Please note that the disclosure below could change if the methodologies employed in making future compensation decisions are

Securities and Exchange Commission
December 18, 2009

different from those used for fiscal year 2008. The Company confirms that its next proxy statement will provide expanded disclosure regarding the role of individual performance objectives and, if individual performance results in a material impact on the bonus determinations, the disclosure will include the specific performance factors considered in determining the reduced bonus award.
[Proposed disclosure follows]
          Actual cash bonus payable for 2008 to an executive officer is confirmed based on a review of individual performance. An executive’s individual performance can only result in a decrease to the bonus amount that is payable based on the Company’s financial performance measures discussed above. At the commencement of the year, the Compensation Committee approved four individual performance categories and weighting for each executive officer as a general guide for any year-end performance-based bonus adjustments, as follows:
Individual Performance Categories

Jonah Shacknai, Chairman and Chief Executive Officer	55% Financial/Strategic	25% R&D milestones	10% Doctor/Board relations	10% Compliance
Mark A. Prygocki Executive VP, Chief Operating Officer, Former CFO	35% Sales Operations/Inter-departmental coordination	30% Financial/Strategic	25% Doctor/Board relations	10% Compliance
Joseph P. Cooper, Executive VP, Corporate, Product Development	50% Business Development	30% Research and Development; Regulatory	10% Doctor relations	10% Compliance
Jason D. Hanson, Executive VP, General Counsel, Corporate Secretary	40% Legal	30% Compliance	20% Government/Regulatory Affairs	10% Doctor/Board relations
Richard D. Peterson, Executive VP, Chief Financial Officer	45% Financial Transparency/Budget	35% Financial Strategy, Integration, Business Development	10% Doctor relations	10% Compliance
Mitchell S. Wortzman, Executive VP, Chief Scientific Officer	40% R&D milestones	30% Doctor relations	20% Business Development	10% Compliance
          To the extent that the Compensation Committee deems negative performance issues to exist for an executive officer in any of the categories listed above, the bonus payable to the executive officer may be reduced in the Compensation Committee’s discretion by up to the percentage noted for that performance category.
          At the end of the year, Mr. Shacknai proposed to the Compensation Committee performance evaluations for each executive officer other than himself, and his assessment of whether any individual’s performance warranted a reduction in bonus. Mr. Shacknai’s assessment was based on the individual’s performance under the performance categories employing non-quantitative goals and guidelines discussed by Mr. Shacknai and the executive at the commencement of the year, as well as any other significant developments and accomplishments during the year. Mr. Shacknai also presented a summary to the Compensation Committee of the Company’s performance for 2008, addressing such areas as financial results, product development and sales, research and development programs and accomplishments, regulatory compliance, corporate development activities, and organizational staffing and employee development, as well as a brief summary of the contributions of each individual. The Compensation Committee utilized this information, along with its own observations and assessments of Mr. Shacknai and the Company’s performance to evaluate Mr. Shacknai’s performance, in making its final bonus determinations. For 2008, the Compensation Committee determined that, based on individual performance, there were no material performance factors for any of the executive officers that would

Securities and Exchange Commission
December 18, 2009

result in a reduction to any of their bonuses from the amounts earned based on the Company’s financial performance.
[End proposed disclosure]
* * * *
          In addition, the Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have further questions or comments, please do not hesitate to contact the undersigned at (602) 808-8800.

Sincerely, Medicis Pharmaceutical Corporation
/s/ Richard D. Peterson
Richard D. Peterson
Executive Vice President, Chief Financial Officer and Treasurer